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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  RDO EQUIPMENT CO.
                                   (Name of Issuer)

                         CLASS A COMMON STOCK, $.01 PAR VALUE
                            (Title of Class of Securities)

                                      749413 10 0
                                    (CUSIP Number)

                                   Ronald D. Offutt

                             2829 South University Drive
                                   Fargo, ND  58103
                                    (701) 237-6062
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  DECEMBER 10, 1997
               (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [X]

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                                  SCHEDULE 13D
CUSIP No. 749413 10 0
--------------------------------------------------------------------------------
 1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
     Ronald D. Offutt
--------------------------------------------------------------------------------
 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [   ]
     (b)   [  ]
--------------------------------------------------------------------------------
 3)  SEC USE ONLY


--------------------------------------------------------------------------------
 4)  SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
 5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)    [   ]

--------------------------------------------------------------------------------
 6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                                          7,651,492
                    --------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                                      -0-
 SHARES             --------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                            7,651,492
 REPORTING PERSON   --------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                                                -0-
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,651,492
--------------------------------------------------------------------------------
 12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]
--------------------------------------------------------------------------------
 13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     57.8%
--------------------------------------------------------------------------------
 14) TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


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                                     SCHEDULE 13D

    Pursuant to Rule 13d-2(c), this Schedule 13D amends Mr. Offutt's Schedule 13G dated February 21, 1997.

ITEM 1.  SECURITY AND ISSUER.

    The securities to which this statement relates are the Class A common stock, $.01 par value ("Class A Common Stock"), of RDO Equipment Co., a Delaware corporation (the "Company"), whose principal executive offices are located at 2829 South University Drive, Fargo, ND 58103.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Statement is being filed on behalf of Ronald D. Offutt (the "Reporting Person") with respect to the acquisition of an aggregate of 150,000 shares by Mr. Offutt (the "Acquired Shares") of Class A Common Stock of the Company. The name, address, and present principal occupation of the Reporting Person is as follows:

    1.             NAME:                         Ronald D. Offutt
                   ADDRESS:                      c/o RDO Equipment Co.
                                                 2829 South University Drive
                                                 Fargo, ND  58103

                   PRINCIPAL OCCUPATION:         Chief Executive Officer
                                                 R. D. Offutt Company
                                                 2829 South University Drive
                                                 Fargo, ND  58103

    (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Mr. Offutt paid: (i) $16.75 per share for 7,000 shares of Class A Common Stock; (ii) $16.50 per share for 50,000 shares of Class A Common Stock; and
(iii) $16.9231 per share for 93,000 shares of Class A Common Stock. Mr. Offutt paid for the Acquired Shares from his own personal funds.


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ITEM 4.  PURPOSE OF TRANSACTION.

    The acquisition of the Acquired Shares was for investment purposes. On November 21, 1997, Mr. Offutt purchased 93,000 shares of the Class A Common Stock in the open market. On December 8 and December 10, 1997, Mr. Offutt purchased 7,000 and 50,000 shares of Class A Common Stock, respectively, in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The following table sets forth information regarding the beneficial ownership of the Class A Common Stock of the Company as of December 10, 1997, unless otherwise noted, by the Reporting Person.

                                           Shares of Common Stock
                                             Beneficially Owned
                                             ------------------

            Name                     Amount                     Percent of
            ----                     ------                       Class(1)
                                                                  -----

       Ronald D. Offutt           7,651,492 (2)                    57.8%



-------------------------------

(1) For purposes of calculating the percent of class for Mr. Offutt, all shares of Class A Common Stock issuable upon exercise of rights held by Mr. Offutt to acquire Class A Common Stock are deemed outstanding.

(2) Includes: (i) 50,000 shares of Class A Common Stock issuable to Mr. Offutt upon the exercise of outstanding stock options; and (ii) 7,450,492 shares of Class A Common Stock issuable upon the conversion of 7,450,492 shares of Class B Common Stock. Does not include 12,903 shares of Class A Common Stock owned by Mr. Offutt's spouse to which Mr. Offutt disclaims any beneficial interest. Mr. Offutt has no power to direct the investment or voting decisions of his spouse.

--------------------------------

    (c) Other than as described in Item 4 above, during the past 60 days, the Reporting Person has not effected any other transactions in any shares of the Company's Class A Common Stock except for the dispositions by gift on November 10, 1997, of an aggregate of 8,000 shares of Class B Common Stock which automatically converted into an aggregate of 8,000 shares of Class A Common Stock.

    (d)-(e)  Items 5(d) and (e) are inapplicable to the Reporting Person.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    None.


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                                      SIGNATURES

    After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Ronald D. Offutt
                                    ------------------------------------------
December 18, 1997                      Ronald D. Offutt




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